FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2003

Commission File Number: 00-30082

Envoy Communications Group Inc.

(Translation of registrant’s name into English)

172 John Street, Toronto, Ontario, Canada M5T 1X5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]     Form 40-F   [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]     No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Envoy Communications Group Inc. (Registrant)

By: /s/ Geoffrey B. Genovese
Name: Geoffrey B. Genovese Title: President, Chairman and Chief Executive Officer

Dated: February 28, 2003

Exhibit Index

Exhibit	Description

99.1	Notice of Annual and Special Meeting of Shareholders and Management Information Circular
99.2	Form of Proxy
99.3	Request for Interim Financial Statements